Filed pursuant to Rule 253(g)(2)

File No. 024-11897

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 5 DATED JANUARY 9, 2023

TO THE OFFERING CIRCULAR DATED JULY 12, 2022

This document supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company”), dated July 12, 2022 and filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2022, as the same has been supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to disclose (i) the acquisition of an additional six (6) properties, (ii) the updated Net Asset Value (“NAV”) per Unit, and (iii) the Company’s declaration of a distribution to its Members.

Property Acquisitions

On January 3, 2023 the Company closed an agreement effective December 31, 2022 to acquire the following six (6) curated properties from its sponsor, Seed InvestCo, LLC, through the purchase of six (6) single asset limited liability companies wholly-owned by the sponsor:

Property Address:	1488 Devon Mill Way, Austell, GA 30168
Description:	This 1,928 square foot split level home was built in 1988 and has 4 bedrooms & 3 bathrooms and sits on approximately 0.2 acres.
Purchase Price by Roots:	$310,000 cash purchase
Current Market Value:	$329,000

Property Address:	4613 Battle Court, Kennesaw, GA 30144
Description:	This 1,056 square foot home was built in 1971 and has 3 bedrooms & 2 bathrooms and sits on approximately 0.27 acres.
Purchase Price by Roots:	$230,000 cash purchase
Current Market Value:	$240,000

Property Address:	4407 Kimball Road, SW Atlanta, GA 30331
Description:	This 1,326 square foot split level home was built in 1964 and has 4 bedrooms & 2 bathrooms and sits on approximately 0.26 acres.
Purchase Price by Roots:	$280,000 cash purchase
Current Market Value:	$284,000

Property Address:	6679 Angels Lane, Tucker, GA 30084
Description:	This 3,391 square foot ranch-style brick home was built in 1980 and has 6 bedrooms and 4 bathrooms. The lot is approximately .44 acres.
Purchase Price by Roots:	$445,000 cash purchase
Current Market Value:	$465,000

Property Address:	434 Forrest Avenue, Fayetteville, GA 30214
Description:	This 3,862 square foot split level home was built in 1978. It contains 5 bedrooms and 5 bathrooms and sits on 2.71 acres.
Purchase Price by Roots:	$360,000 cash purchase
Current Market Value:	$490,000

Property Address:	2368 Ripplewater Drive, Atlanta, GA 30316
Description:	This 3,560 square foot home was built in 1940 and consists of 4 bedrooms and 2 bathrooms and sits on a 0.50 acre lot.
Purchase Price by Roots:	$440,000 cash purchase
Current Market Value:	$475,000

Updated Unit Purchase Price Based On Net Asset Value (“NAV”) Per Unit

In addition, on January 9, 2023, Roots REIT Management, LLC (the “Manager”), the manager of the Company announced that the NAV per unit of limited liability company membership interest of the Company (each, a “Unit”) will increase to $118 effective as of January 9, 2023.

As described in the Offering Circular, the purchase price of the Company’s Units is adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter), and is equal to the Company’s NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. Accordingly, the purchase price will be adjusted to $118 per Unit, beginning on January 9, 2023 and will be effective until updated by the Company at the beginning of the second quarter of 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

NAV per Unit is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s Units outstanding as of December 31, 2022. The Company’s NAV per Unit is calculated by an internal valuation process that reflects several components, as described in the Offering Circular “Description of our Units—Valuation Policies.”

The Company’s NAV per Unit as of January 9, 2023 increased by $3.00 since the last NAV announcement at the beginning of the fourth quarter of 2022.

Declaration of Distribution to Members

On January 3, 2023, the Manager also declared a distribution to its Members in the amount of $1.50 per Unit for unitholders of record as of the close of business December 31, 2022. The Company anticipates paying the distribution on or prior to February 15, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: January 9, 2023

Safe Harbor Statement

This supplement to our Offering Circular may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 12, 2022, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.